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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

LOEHMANN'S HOLDINGS INC.
(Name of the Issuer)

LOEHMANN'S HOLDINGS INC.
DESIGNER APPAREL HOLDING COMPANY
DAH MERGER CORPORATION
ROBERT N. FRIEDMAN
ROBERT GLASS
FIRST ISLAMIC INVESTMENT BANK E.C.
CRESCENT CAPITAL INVESTMENTS, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

540411501
(CUSIP Number of Class of Securities)

ROBERT GLASS
CHIEF OPERATING OFFICER,
CHIEF FINANCIAL OFFICER AND
SECRETARY
LOEHMANN'S HOLDINGS INC.
2500 HALSEY STREET
BRONX, NY 10461
TELEPHONE NUMBER: (718) 518-2777

WITH COPIES TO:

ALAN C. MYERS, ESQ. RICHARD J. GROSSMAN, ESQ. SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP FOUR TIMES SQUARE NEW YORK, NEW YORK 10036 TELEPHONE NUMBER: (212) 735-3000	W. DONALD KNIGHT, JR., ESQ. KATHRYN M. FURMAN, ESQ. KING & SPALDING LLP 191 PEACHTREE STREET ATLANTA, GEORGIA 30303-1763 TELEPHONE NUMBER: (404) 572-4600
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

        This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

        Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$175,628,235.42*	$22,252.10
*
Pursuant to the terms of the Agreement and Plan of Merger, dated as of April 22, 2004, by and among Loehmann's Holdings Inc. ("Loehmann's"), Designer Apparel Holding Company and DAH Merger Corporation, as amended by Amendment No. 1 thereto dated July 12, 2004 (the "Merger Agreement"), each issued and outstanding share of Loehmann's common stock, other than (1) shares owned by stockholders who are entitled to and have exercised and perfected appraisal rights and (2) shares held in Loehmann's treasury, will be converted into the right to receive $23.00 in cash. In addition, pursuant to the Merger Agreement, each outstanding stock option, other than a total of 163,934 options held by Robert N. Friedman and Robert Glass and possibly up to a total of 71,875 options held by members of senior management which may be rolled over into the surviving corporation, will be fully vested and canceled in exchange for (1) the excess of $23.00 over the per share exercise price multiplied by (2) the number of shares of common stock subject to such option. The filing fee was calculated based upon (1) an estimated aggregate cash payment of $154,772,428.00 based on the proposed per share cash payment of $23.00 for 6,729,236 shares of common stock and (2) an estimated aggregate cash payment of $20,855,807.42 to holders of outstanding options, excluding 163,934 options held by Messrs. Friedman and Glass and expected to be rolled over into options of the surviving corporation pursuant to the terms of the Merger Agreement (the options held by senior management which may be rolled over into the surviving corporation were not excluded as the number of such options to be rolled over, if any, has not yet been determined). In accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying 0.00012670 by the amount calculated pursuant to the preceding sentence.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $22,252.10	Filing Party: Loehmann's Holdings Inc.
Form or Registration No.: Schedule 14A	Date Filed: May 27, 2004

INTRODUCTION

        This Amendment No. 7 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by: (1) Loehmann's Holdings Inc., a Delaware corporation (the "Company" or "Loehmann's"); (2) Designer Apparel Holding Company, a Delaware corporation ("DAHC"); (3) DAH Merger Corporation, a Delaware corporation ("DAH Merger"); (4) Robert N. Friedman, president and chief executive officer of the Company; (5) Robert Glass, chief operating officer, chief financial officer and secretary of the Company; (6) First Islamic Investment Bank E.C., a Bahrain joint stock company ("FIIB"); and (7) Crescent Capital Investments, Inc., a Delaware corporation ("Crescent"). The preceding persons are collectively referred to herein as the "Filing Persons" and individually as a "Filing Person."

        This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of April 22, 2004, by and among the Company, DAHC and DAH Merger as amended by Amendment No. 1 thereto, dated July 12, 2004 (the "Merger Agreement"). If the Merger Agreement and Merger (as defined below) are adopted and approved by the Loehmann's stockholders and the other conditions to the closing of the Merger are satisfied or waived, DAH Merger will merge with and into the Company (the "Merger"), with the Company continuing as the surviving corporation.

        In the Merger, the outstanding shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), other than those held by dissenting stockholders who perfect their appraisal rights under Delaware law with respect to such shares of Common Stock, will be converted, without any action on the part of the stockholders, into the right to receive $23.00 in cash per share. Options will be treated as described in the Proxy Statement (as defined below). Pursuant to the Merger, each outstanding share of DAH Merger will be converted into one share of Common Stock of the surviving corporation.

        The Company has filed with the U.S. Securities and Exchange Commission (the "SEC") on September 2, 2004 a definitive proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to adopt and approve the Merger Agreement and the Merger. The Proxy Statement is being supplemented by additional disclosure pursuant to the Letter to the Stockholders of Loehmann's, dated October 4, 2004, filed by the Company with the SEC on a Schedule 14A and as Exhibit (a)(8) hereto.

        Pursuant to General Instruction G of Schedule 13E-3, this Schedule 13E-3 incorporates by reference the information contained in the Proxy Statement in answer to the items of Schedule 13E-3. The information set forth in the Proxy Statement, including all appendices thereto, as supplemented by the additional definitive materials filed by the Company, hereby expressly incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement, including the appendices thereto. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items set forth in Regulation M-A under the Exchange Act ("Regulation M-A").

        All information in, or incorporated by reference in, this Schedule 13E-3 concerning the Company has been supplied by the Company. The information contained in this Schedule 13E-3 and/or the Proxy Statement concerning each Filing Person other than the Company was supplied by each such Filing Person and no other Filing Person, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person. Notwithstanding the foregoing, the Filing Persons understand that they may be found liable, to the extent permitted by applicable law, for all the information in, or incorporated by reference in, this Schedule 13E-3.

ITEM 10. Source and Amount of Funds or Other Consideration

        Item 10 is hereby amended and supplemented as follows:

        Loehmann's Capital Corp., a special purpose corporation ("LCC"), has priced its private placement of $55,000,000 aggregate principal amount of 12% senior secured class A fixed rate notes due 2011, $20,000,000 aggregate principal amount of senior secured class A floating rate notes due 2011 and $35,000,000 aggregate principal amount of 13% senior secured class B fixed rate notes due 2011 (together, the "Notes"). The Notes will mature on October 1, 2011 unless previously redeemed. The offering is subject to customary closing conditions and is expected to close on October 12, 2004. The net proceeds of the offering will be held in escrow pending completion of the merger and will be used to partially fund the previously announced, proposed acquisition of Loehmann's by DAHC.

        The Notes are being offered pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). The private offering is only being made to qualified institutional buyers ("QIBs"), as defined under Rule 144A of the Securities Act and qualified purchasers ("Qualified Purchasers"), as defined in the Investment Company Act of 1940.

        The Notes have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Notes may only be sold to entities that are both QIBs and Qualified Purchasers. This disclosure shall not constitute an offer to sell or a solicitation of an offer to buy the Notes.

        Alpine Associates, A Limited Partnership, has advised Loehmann's that it and/or certain of its affiliates intend to purchase up to $10,000,000 of the Notes.

        As a result of the pricing of the private offering of the Notes, DAHC does not intend to pursue the financing contemplated by the debt commitment letter received from The CIT Group/Business Services, Inc., The CIT Group/Commercial Services, Inc. (together, "CIT") and Silver Point Finance, LLC or the additional mezzanine funds as described in the Proxy Statement. It is still expected that CIT will provide Loehmann's Operating Co. with a secured revolving credit facility of up to $35,000,000 through a special purpose corporation and a vendor line of credit, in each case as described in the Proxy Statement.

ITEM 16. Exhibits

  Regulation M-A
  Item 1016

        Item 16 is hereby amended and supplemented as follows:

(a)(8)	Letter to Stockholders of Loehmann's, dated October 4, 2004, and incorporated herein by reference to the Schedule 14A filed with the SEC by Loehmann's on October 4, 2004.

2

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEHMANN'S HOLDINGS INC.
By:	/s/ ROBERT GLASS
Name: Robert Glass Title: Chief Operating Officer
DESIGNER APPAREL HOLDING COMPANY
By:	/s/ CHARLES OGBURN
Name: Charles Ogburn Title: Vice President
DAH MERGER CORPORATION
By:	/s/ CHARLES OGBURN
Name: Charles Ogburn Title: Vice President
/s/ ROBERT N. FRIEDMAN Robert N. Friedman
/s/ ROBERT GLASS Robert Glass
FIRST ISLAMIC INVESTMENT BANK E.C.
By:	/s/ HENRY THOMPSON
Name: Henry Thompson Title: Executive Director and General Counsel
CRESCENT CAPITAL INVESTMENTS, INC.
By:	/s/ CHARLES OGBURN
Name: Charles Ogburn Title: Executive Director

Date: October 4, 2004

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(8)	Letter to Stockholders of Loehmann's, dated October 4, 2004, and incorporated herein by reference to the Schedule 14A filed with the SEC by Loehmann's on October 4, 2004.

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INTRODUCTION
  ITEM 10. Source and Amount of Funds or Other Consideration
  ITEM 16. Exhibits
SIGNATURE
EXHIBIT INDEX